SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(RULE 13D - 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No.)*

The Pep Boys—Manny, Moe & Jack
(Name of Issuer)

Common Stock, $1.00 par value
(Title of Class of Securities)

713278 10 9
(CUSIP Number)

Glenhill Advisors, LLC
600 Fifth Avenue, 11th Floor
New York, NY 10020
Tel. (646) 432-0600
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Glenhill Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

3,167,886

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

3,167,886

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,167,886

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON

IA, HC

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Glenn J. Krevlin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

3,216,286

8.	SHARED VOTING POWER

534,872

9.	SOLE DISPOSITIVE POWER

3,216,286

10.	SHARED DISPOSITIVE POWER

534,872

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,751,158

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%

14.	TYPE OF REPORTING PERSON

IN, HC

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Glenhill Capital Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

3,167,886

8.	SHARED VOTING POWER

534,872

9.	SOLE DISPOSITIVE POWER

3,167,886

10.	SHARED DISPOSITIVE POWER

534,872

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,702,758

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%

14.	TYPE OF REPORTING PERSON

IA

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Glenhill Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,167,886

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,167,886

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,167,886

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON

IA, HC

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Glenhill Capital Overseas Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,750,556

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,750,556

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,750,556

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Glenhill Long Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

417,330

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

417,330

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

417,330

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

PN

Item 1.	Security and Issuer.

This statement relates to the shares of Common Stock, $1.00 par value (the “Common Stock”), of The Pep Boys—Manny, Moe & Jack (the “Issuer”). The Issuer’s principal executive office is located at 3111 West Allegheny Avenue, Philadelphia, PA 19132.

Item 2.	Identity and Background.

(a)           This statement is filed by Glenhill Advisors, LLC, Glenn J. Krevlin, Glenhill Capital Advisors, LLC, Glenhill Capital Management, LLC, Glenhill Capital Overseas Master Fund, LP and Glenhill Long Fund, LP. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Glenn J. Krevlin is the managing member and control person of Glenhill Advisors, LLC, and is the sole shareholder of the managing member of Glenhill Capital Advisors, LLC, the investment manager of Glenhill Capital Overseas Master Fund, LP and Glenhill Long Fund, LP.

Glenhill Advisors, LLC is the managing member of Glenhill Capital Management, LLC. Glenhill Capital Management, LLC is the sole shareholder of the general partner of Glenhill Capital Overseas Master Fund, LP and the managing member of the general partner of Glenhill Long Fund, LP.

Glenhill Capital Advisors, LLC is also the investment manager for certain third party accounts (the “Managed Accounts”) for which shares of the Issuer are held and managed by one or more of the Reporting Persons for the benefit of such third parties. Such Reporting Persons have dispositive power and share certain voting power with respect to such shares, and receive management fees and performance-related fees in connection therewith.

By virtue of these relationships, each of Glenhill Advisors, LLC, Glenn J. Krevlin, Glenhill Capital Advisors, LLC and Glenhill Capital Management, LLC may be deemed to beneficially own the shares of Common Stock beneficially owned by Glenhill Capital Overseas Master Fund, LP and Glenhill Long Fund, LP. By virtue of these relationships, each of Glenn J. Krevlin and Glenhill Capital Advisors, LLC may be deemed to beneficially own the shares of Common Stock beneficially owned by the Managed Accounts.

(b)           The principal business address of each of the Reporting Persons is 600 Fifth Avenue, 11th Floor, New York, NY 10020.

(c)           The principal business of Glenhill Advisors, LLC, Glenhill Capital Advisors, LLC and Glenhill Capital Management, LLC is engaging in the business of investment management. The principal business of each of Glenhill Capital Overseas Master Fund L.P. and Glenhill Long Fund, LP is engaging in the investment and trading of a variety of securities and financial instruments. Glenn J. Krevlin’s principal occupation is serving as the managing member and control person of Glenhill Advisors, LLC and the sole shareholder of the managing member of Glenhill Capital Advisors, LLC.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Glenhill Advisors, LLC, Glenhill Capital Advisors, LLC, Glenhill Capital Management, LLC and Glenhill Long Fund, LP is organized under the laws of the State of Delaware. Glenhill Capital Overseas Master Fund, LP is organized under the laws of the Cayman Islands. Glenn J. Krevlin is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

A total of approximately $40,402,436 was paid to acquire the securities reported as beneficially owned by the Reporting Persons herein.  The funds used to purchase these securities were obtained from the general working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) of Glenhill Capital Overseas Master Fund, LP, Glenhill Long Fund, LP and the Managed Accounts.

A total of approximately $159,038 was paid to acquire the shares owned directly by Glenn J. Krevlin. Such shares were acquired with Mr. Krevlin’s personal funds.

Item 4.	Purpose of Transaction.

The Reporting Persons, long-term investors of the Issuer having first acquired securities of the Issuer over a decade ago, purchased the securities of the Issuer reported herein based on the Reporting Persons’ belief that such securities, when purchased, represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor from time to time (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the securities of the Issuer without affecting their beneficial ownership of the Common Stock.

In light of the recent announcement by GAMCO Asset Management Inc. of an intention to nominate individuals for election to the Board of Directors of the Issuer (the “Board”) and recent press reports of potential purchasers interested in acquiring the Issuer, the Reporting Persons may choose to respond to overtures from and engage in a dialogue with the Issuer and others concerning the best future plans for the Issuer. The Reporting Persons believe that constructive engagement may be useful in encouraging an outcome that is in the best interest of all shareholders.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investments in the Issuer on a periodic basis and may from time to time engage in discussions with management and the Board and other shareholders and potential shareholders of the Issuer concerning, among other things, the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, making proposals concerning changes to the capitalization, ownership structure, Board composition or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of their securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing their intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Common Stock reported owned by each person named herein is based upon 53,781,268 shares of Common Stock outstanding as of April 4, 2015, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 16, 2015.

As of the date hereof, Glenhill Capital Overseas Master Fund LP owned directly 2,750,556 shares of Common Stock and Glenhill Long Fund, LP owned directly 417,330 shares of Common Stock, constituting 5.1% and less than 1%, respectively, of the shares of Common Stock outstanding.

By virtue of its relationships with Glenhill Capital Overseas Master Fund, LP and Glenhill Long Fund, LP discussed in further detail in Item 2, Glenhill Capital Management, LLC may be deemed to beneficially own the 3,167,886 shares of Common Stock owned in the aggregate by with Glenhill Capital Overseas Master Fund, LP and Glenhill Long Fund, LP, constituting approximately 5.9% of the shares of Common Stock outstanding.

Glenhill Advisors, LLC, as the managing member of Glenhill Capital Management, LLC, may be deemed to have beneficially owned the 3,167,886 shares of Common Stock beneficially owned by Glenhill Capital Management, LLC, constituting approximately 5.9% of the shares of Common Stock outstanding.

Glenhill Capital Advisors, LLC, as the investment manager of Glenhill Capital Overseas Master Fund, LP and Glenhill Long Fund, LP and the Managed Accounts, may be deemed to have beneficially owned the 3,167,886 shares of Common Stock owned in the aggregate by Glenhill Capital Overseas Master Fund, LP and Glenhill Long Fund, LP and the 534,872 shares of Common Stock owned directly by the Managed Accounts, constituting approximately 6.9% of the shares of Common Stock outstanding.

Glenn J. Krevlin, as the managing member and control person of Glenhill Advisors, LLC, and the sole shareholder of the managing member of Glenhill Capital Advisors, LLC, may be deemed to have beneficially owned  3,702,758 shares of Common Stock and 48,400 shares of Common Stock owned directly by him, constituting approximately 7.0% of the shares of Common Stock outstanding.

(b)           Each of Glenhill Advisors, LLC, Glenn J. Krevlin, Glenhill Capital Advisors, LLC and Glenhill Capital Management, LLC have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by Glenhill Capital Overseas Master Fund LP.

Each of Glenhill Advisors, LLC, Glenn J. Krevlin, Glenhill Capital Advisors, LLC and Glenhill Capital Management, LLC have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by Glenhill Long Fund, LP.

Each of Glenn J. Krevlin and Glenhill Capital Advisors, LLC have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by Glenhill Long Fund, LP.

Glenn J. Krevlin has sole shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock directly owned by him.

(c)           The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule A attached hereto.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 22, 2015, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as exhibit 99.1 hereto and is incorporated herein by reference.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1           Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:  May 22, 2015

GLENHILL ADVISORS, LLC

By:	/s/ Glenn J. Krevlin
	Name:	Glenn J. Krevlin
	Title:	Managing Member

/s/ Glenn J. Krevlin
GLENN J. KREVLIN

GLENHILL CAPITAL ADVISORS, LLC

By:	KREVLIN MANAGEMENT, INC. Managing Member

By:	/s/ Glenn J. Krevlin
	Name:	Glenn J. Krevlin
	Title:	Managing Member

GLENHILL CAPITAL MANAGEMENT, LLC

By:	GLENHILL ADVISORS, LLC Managing Member

By:	/s/ Glenn J. Krevlin
	Name:	Glenn J. Krevlin
	Title:	Managing Member

GLENHILL CAPITAL OVERSEAS MASTER FUND LP

By:	GLENHILL CAPITAL OVERSEAS GP, LTD General Partner

By:	GLENHILL CAPITAL MANAGEMENT, LLC Sole Shareholder

By:	GLENHILL ADVISORS, LLC Managing Member

By:	/s/ Glenn J. Krevlin
	Name:	Glenn J. Krevlin
	Title:	Managing Member

GLENHILL LONG FUND, LP

By:	GLENHILL LONG GP, LLC General Partner

By:	GLENHILL CAPITAL MANAGEMENT, LLC Managing Member

By:	GLENHILL ADVISORS, LLC Managing Member

By:	/s/ Glenn J. Krevlin
	Name:	Glenn J. Krevlin
	Title:	Managing Member

SCHEDULE A

TRANSACTIONS IN THE SECURITIES OF THE ISSUER DURING THE PAST 60 DAYS

Class of Security	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

GLENHILL LONG FUND, LP

Common Stock	34,024	9.62	03/31/15
Common Stock	15,272	9.62	04/01/15

GLENHILL CAPITAL ADVISORS, LLC
(Through Managed Accounts)

Common Stock	(11,882)	9.62	03/31/15
Common Stock	1,076	9.62	03/31/15
Common Stock	483	9.62	04/01/15
Common Stock	(1,931)	9.62	05/05/15